UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission file number: 001-38775

ITAMAR MEDICAL LTD.

(Name of registrant)

9 Halamish Street, Caesarea 3088900, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Itamar Medical Ltd. (the “Registrant” or the “Company”) hereby announces that it will hold a Special General Meeting of Shareholders (the “Meeting”) at its executive offices at 9 Halamish Street, Caesarea 3088900, Israel, on Wednesday, March 18 , 2020 at 4:00 p.m. (Israel time). Copies of the Company's notice, and proxy statement and form of proxy card for the Meeting, are attached to this Form 6-K as exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAMAR MEDICAL LTD.

By:	/s/ Shy Basson
Shy Basson
Chief Financial Officer

Date: February 11, 2020

Exhibits

Exhibit Number	Description
99.1	Notice and Proxy Statement for the Company's Special General Meeting to be held on March 18, 2020.
99.2	Form of Proxy Card to be used in connection with the Company's Special General Meeting to be held on March 18, 2020.